Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	10 June 2016, at 8.00 a.m. (EET)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA, HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE PUBLICATION OR DISTRIBUTION OF THIS RELEASE WOULD VIOLATE APPLICABLE REGULATION OR WOULD REQUIRE ADDITIONAL MEASURES IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW.

TRUSTEE APPOINTED FOR THE ARBITRATION PROCEEDINGS CONCERNING THE REDEMPTION OF THE MINORITY SHARES IN BIOTIE THERAPIES CORP.

As previously announced, Acorda Therapeutics, Inc.’s (“Acorda”) intention is to redeem the minority shares in Biotie Therapies Corp. (Nasdaq Helsinki: BTH1V; Nasdaq: BITI) (”Biotie”) by way of arbitration proceedings in accordance with Chapter 18, Section 3 of the Finnish Companies Act to acquire all of the remaining shares in Biotie, including shares represented by American Depositary Shares.

Based on an application filed by Acorda for the aforementioned arbitration proceedings, the Redemption Committee of the Finland Chamber of Commerce has petitioned the District Court of Finland Proper for the appointment of a trustee, in accordance with Chapter 18, Section 5 of the Finnish Companies Act, to look after the interests of Biotie’s minority shareholders in the arbitration proceedings. In its decision, the District Court of Finland Proper appointed Attorney, MSc (Econ.) Jussi Perho to act as the trustee.

Turku, 10 June 2016

Biotie Therapies Corp.
Timo Veromaa
President and CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.